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March 23, 2021

VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:     Michael Foland
Jan Woo

Re:    Kaltura, Inc.
Registration Statement on Form S-1
Filed March 1, 2021
File No. 333-253699

Ladies and Gentlemen:
On behalf of Kaltura, Inc. (the “Company”), we are hereby filing an amendment (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1, which was previously filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2021 (the “Initial Filing” and, as the same may be amended from time to time, the “Registration Statement”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Initial Filing received on March 8, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Amendment No. 1, which have been marked to show changes from the Initial Filing, as well as a copy of this letter.
For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used

March 23, 2021 Page 2

herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.
Registration Statement on Form S-1 filed March 1, 2021

Summary Historical Consolidated Financial and Other Data, page 14
1.Your presentation of working capital excluding deferred revenue appears to be a non-GAAP measure. Please revise to present the most comparable GAAP measure with equal or greater prominence and provide the disclosures required by Item 10(e) of Regulation SK.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16 and 83 to remove the presentation of working capital excluding deferred revenue.
Notes to Consolidated Financial Statements
Note 14. Convertible and Redeemable Convertible Preferred Stock and Stockholders’ Deficit
d. Stock Option Plans, page F-34
2.Please revise to disclose the derived service period for your market-based awards. Refer to ASC 718-10-50-2(a)(1).
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-16, F-17, F-34, F-35, F-36, F-45 and F-46.
Additionally, as a supplement to the Company’s prior response to comment number 10 in the Staff’s letter to the Company dated January 14, 2021 relating to the determination of the fair value of the common stock underlying the Company’s equity issuances, the Company wishes to inform the Staff that the Company has re-evaluated the fair value of the grants made by its board of directors in December 2020.  As previously noted, the Company’s board of directors awarded options to purchase 13,037,624 shares of its common stock, 4,275,000 of which are market-based with an exercise price of $13.34 per share and 8,762,624 of which are service-based with an exercise price of $4.99 per share (in each case, after giving effect to the 1-to-4.5 forward stock split effectuated on March 19, 2021) (the “December Awards”). However, in light of the difference between the fair value used for these stock options and the estimated price range for its initial public offering, in order to determine the appropriate stock-based compensation expense for these stock options for financial reporting purposes, the Company re-evaluated its initial estimate of the fair value of its common stock.
The enterprise value of the Company for the December Awards was previously estimated using a combination of the market approach, using the guideline public companies (“GPC”) method, and the income approach, using the discounted cash flow (“DCF”) method. A 50% weighting was applied to each of the GPC method and the DCF method. The GPC method relied equally on last twelve months (“LTM”) and next twelve months (“NTM”) revenue. In applying the GPC method, the Company’s enterprise value was estimated by applying representative LTM and NTM enterprise value to revenue multiples, derived after considering the comparable multiples of a group of eight public companies selected based on a range of attributes that make the subject companies similar to the Company in terms of pricing (the “Peer Group”) to the Company’s forecasted revenues.  In its re-evaluation of the fair value of its common stock, the Company updated the revenue multiple used in the GPC method from the 12 months ended November 30, 2020 to the 12 months ended December 31, 2020 to reflect the growth in

March 23, 2021 Page 3
revenue the Company observed in the fourth quarter of 2020.  Additionally, the Company updated its LTM revenue multiple based on its Peer Group analysis from 5.96 to 8.62 and its NTM revenue multiple from 5.34 to 7.35. Additionally, the revenue multiple used to determine the terminal value in the DCF was also changed from 5.96 to 8.62. Lastly, the Company increased the likelihood assigned to the scenario where the Company would execute an IPO from 70% to 80%.
As a result of its re-evaluation, the Company determined that, solely for financial reporting purposes, the fair value of its common stock was higher than the fair values of its common stock determined in good faith by its board of directors for the December Awards. The Company determined the fair value per share of its common stock for financial reporting purposes was $7.79 and $7.16 as of December 31, 2020 and December 24, 2020, respectively. Accordingly, the Company has retrospectively adjusted the fair value per share of its common stock for financial reporting purposes as of the date of the December Awards to $7.16.  The Company has reflected this change in Amendment No. 1.
* * *
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1623 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin J. Cohen

Benjamin J. Cohen
of LATHAM & WATKINS LLP

cc:    (via email)
Ron Yekutiel, Chairman and Chief Executive Officer, Kaltura, Inc.
Yaron Garmazi, Chief Financial Officer, Kaltura, Inc.
Michal Tsur, President and Chief Marketing Officer, Kaltura, Inc.
Byron Kahr, Esq., General Counsel, Kaltura, Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Nitzan Hirsch-Falk, H-F & Co.
Yuval Oren, H-F & Co.
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Emily Roberts, Esq., Davis Polk & Wardwell LLP
Shachar Hadar, Meitar | Law Offices
Elad Ziv, Meitar | Law Offices
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